Exhibit 99.1

ReneSola Celebrates Official Grand Opening of 3,000 MT Polysilicon Manufacturing Facility in Sichuan Province

JIASHAN, China, July 29, 2009 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers, today held a ceremony to celebrate the official grand opening of its 3,000 metric tonne (“MT”) polysilicon manufacturing facility and the successful output of the first batch of polysilicon from Phase 1 of the plant in Meishan city, Sichuan province, China. Among those attending the ceremony were executives from the Company including CEO Mr. Xianshou Li and CFO Mr. Charles Bai, local and provincial government officials from Sichuan, Zhejiang and Jiangsu provinces, regions in which ReneSola maintains operations, representatives from local and domestic national banks, as well as management from over 50 local and solar related companies.

“The opening of our Sichuan polysilicon manufacturing plant and successful production of our first batch of quality polysilicon on July 23rd are great milestones for ReneSola,” commented Mr. Xianshou Li, ReneSola’s chief executive officer. “These accomplishments mark the evolution of ReneSola from one of the world’s largest solar wafer manufacturers into a leading, low-cost, fully integrated global solar company. We are grateful for the support we have received from our local and national partners, clients and employees throughout the construction and testing processes, and we are proud of our management team for once again demonstrating its strong execution capabilities. We look forward to receiving a smooth supply of low-cost polysilicon from our new plant, which will significantly enhance our position as one of the leading low-cost solar companies globally.”

As previously announced, the Company successfully commenced trial production on the first batch of polysilicon from Phase 1 of its two-phase, 3,000 MT annualized capacity polysilicon manufacturing plant in mid-July. Phase 2 is expected to reach mechanical completion in September 2009. ReneSola’s Sichuan polysilicon manufacturing facility utilizes a close-loop Advanced Siemens Process for polysilicon production.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit http://www.renesola.com ..

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Julia Xu
ReneSola Ltd
Tel: +86-573-8477-3372
E-mail: julia.xu@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Hanson Westhouse Limited, London
Tel: +44 (0) 20-7601-6100
E-mail: tim.feather@hansonwesthouse.com
             richard.baty@hansonwesthouse.com